UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012

Commission File Number: 000-19884

LEADING BRANDS, INC.
(Translation of registrant's name into English)

Suite 1800 – 1500 West Georgia Street
Vancouver, British Columbia V6G 2Z6 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X ] Form 20-F   [               ] Form 40-F

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [               ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-146271, and into the prospectus that forms a part of that registration statement, and to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SUBMITTED HEREWITH

Exhibits

99.1	Third Quarter Report November 30, 2011

99.2	Management’s Discussion & Analysis

99.3	Certification of Interim Filings - CEO

99.4	Certification of Interim Filings - CFO

99.5	Material Change Report dated January 12, 2012

99.6	News Release dated January 12, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Leading Brands, Inc.
(Registrant)

Date: January 12, 2012	By:	/s/ Marilyn Kerzner

Marilyn Kerzner
Director of Corporate Affairs